                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1997

                                       OR


         [     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from      to

Commission file number 1-9618



                      NAVISTAR RETIREMENT ACCUMULATION PLAN
                      -------------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


         Navistar Retirement Accumulation Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1997 and 1996, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    EXHIBITS
                                    --------


Exhibit Number                Description                            11-K Page
--------------                -----------                            ---------
         23                   Consent of Deloitte & Touche LLP          E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                     Navistar Retirement Accumulation  Plan
                     --------------------------------------



                     By: Navistar International Transportation Corp. Plan Administrator


                              By:          Mark T. Schwetschenau
                                     -----------------------------------
                              Name:        Mark T. Schwetschenau
                              Title:       Vice President and Controller
                                          (Principal Accounting Officer)


                                          June 26, 1998

                                                                      APPENDIX 1

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------


    TABLE OF CONTENTS
    -----------------                                                      Page
                                                                           ----

    INDEPENDENT AUDITORS' REPORT                                             2

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
    AND FOR THE YEARS THEN ENDED:
       Statements of Net Assets Available for Benefits                       3
       Statements of Changes in Net Assets
          Available for Benefits                                             4
       Notes to Financial Statements                                         5


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND
    FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes -
          Item 27(a) (Schedule I)                                           12
       Schedule of Reportable Transactions - Item 27(d) (Schedule II)       13




    All other schedules are omitted because of the absence of the conditions under which they are required.

    ----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp:

We have audited the accompanying financial statements of the Navistar Retirement Accumulation Plan (the "Plan") as of December 31, 1997 and 1996, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 22, 1998
Chicago, Illinois

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
-----------------------------------------------

                                                                         1997                 1996
                                                                     -----------          -----------
ASSETS

INVESTMENTS:

Navistar Pooled Stock Master Trust Fund - at market value
      (1997 -21,643 units of participation, cost $122,450)           $   142,410          $         -
American Express Trust Collective Income Fund II -
      at market value (1997 - 12,411 shares,
      cost $214,271)                                                     219,663                    -
American Express Trust Equity Index Fund - at
      market value (1997 - 8,879 shares,
      cost $219,017)                                                     241,973                    -
IDS Selective Fund (Y) - at market value
      (1997 - 7,537 shares, cost $69,103)                                 69,193                    -
IDS New Dimensions Fund (Y) - at market
      value (1997 - 15,428 shares, cost  $370,122)                       368,141                    -
Templeton Foreign Fund - at market value
      (1997 - 13,169 shares, cost $147,440)                              131,028                    -
Frank Russell Aggressive Balanced Fund
      (1997 - 18,101 shares, cost $198,372)                              229,480                    -
Participant loans                                                         56,219                    -
                                                                     -----------          -----------

      Total investments                                                1,458,107                    -

RECEIVABLES:

Participant pre-tax contributions                                         25,014                    -
Employer discretionary retirement contributions                          701,483              168,548
Employer matching contributions                                           34,841                    -
                                                                     -----------          -----------

      Total receivables                                                  761,338              168,548
                                                                     -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                                    $ 2,219,445          $   168,548
                                                                     ===========          ===========

See notes to financial statements.
-----------------------------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
----------------------------------------------------------

                                                            1997                   1996
                                                        -----------            -----------
ADDITIONS TO NET ASSETS:
Investment income:
     Net realized/unrealized appreciation
     in fair value of investments                       $    66,123            $         -
     Interest and dividend income                            43,178                      -
                                                        -----------            -----------
         Total investment income                            109,301                      -

Contributions:
     Participant pre-tax contributions                      184,576                      -
     Employer discretionary retirement contributions        701,483                168,548
     Employer matching contributions                        65,037                       -
                                                        -----------            -----------
         Total contributions                                951,096                168,548

Rollovers from other qualified plans                        700,145                      -
Transfers from other qualified plans - net                  293,949                      -
                                                        -----------            -----------
         Total additions to net assets                    2,054,491                168,548
                                                        -----------            -----------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                                 2,741                      -
Other                                                           853                      -
                                                        -----------            -----------
         Total deductions from net assets                     3,594                      -
                                                        -----------            -----------

         Net increase                                     2,050,897                168,548

NET ASSETS AVAILABLE FOR BENEFITS:
     BEGINNING OF YEAR                                      168,548                      -
                                                        -----------            -----------

     END OF YEAR                                        $ 2,219,445            $   168,548
                                                        ===========            ===========


See notes to financial statements.
--------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------


NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar Retirement Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain of its affiliates that are participating under the Plan who were first hired on or after January 1, 1996 and who meet certain length of service requirements. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 and to modify the provisions of the Plan. Administrative expenses relating to the Plan are paid by the Company.

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee.

         Contributions - Contributions may be made to the Plan only on a pre-tax basis. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 15 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($9,500 for 1997). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan and no pre-tax salary reduction contributions may be made until such time as such employees would otherwise become eligible to and do elect participation in that portion of the Plan.

         The Plan permits the Company to make matching and discretionary contributions. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company matches 50 percent of the first 6 percent of eligible compension deferred by the participant. Discretionary retirement contributions are allocated to eligible members based on the participant's age at year-end and eligible compensation.

         Non-vested Company matching and discretionary contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

         Investment Options - Participants may direct the investment of their pre-tax salary reduction and rollover account assets as follows:

              American Express Trust Collective Income Fund II is a diversified pool of investment contracts varying in maturity date, size and yield and short-term cash instruments;

              American   Express  Trust  Equity  Index  Fund  is  a  collective
              investment fund which invests primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index;

              IDS Selective Fund (Y) is a mutual fund which invests primarily in investment grade corporate bonds, government bonds, and other debt securities;

              IDS New Dimensions Fund (Y) is a mutual fund which invests primarily in ordinary common stock of United States companies;

              Templeton Foreign Fund is a specialty growth fund which invests primarily in common stocks and other securities of companies and governments outside the United States.

              Effective May 1, 1997, the Navistar International Corporation Common Stock Pooled Fund was added as an investment option within this Plan. Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

              The shares of Navistar International Corporation and the units of a money market fund are pooled and represented by units of the Company Stock Pool (the "Pool"). The value of each unit of the Pool is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

              The Navistar International Corporation Common Stock Pooled Fund became a master trust ("Master Trust Fund") effective July 1, 1997.

              The plans participating in the master trust are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except for the fact that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

         The participating plans in the Master Trust Fund and their percent interest as of December 31, 1997, is as follows:

            Navistar International Transportation Corp.
            401(k) Retirement Savings Plan                              83.7%

            Navistar International Transportation Corp.
            401(k) Plan for Represented Employees                       13.7%

            Navistar Retirement Accumulation Plan                        2.6%


         Investment    of   Company    Matching   and    Discretionary
         Contributions - The Company controls the investment of these contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets for the years ended December 31, 1997 and 1996 were invested in the Frank Russell Aggressive Balanced Fund. This fund is a specialty balanced fund which invests in common stocks of United States and foreign companies and in intermediate bonds.

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and discretionary contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting. All investments are presented at published market values. The loans to participants are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Valuation of Investments - Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

         Participant Withdrawals - As of December 31, 1997 and December 31, 1996, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3.       TAX STATUS OF THE PLAN

         Application will be made to the Internal Revenue Service for a determination letter that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and thus the Plan and related trust are exempt from federal income taxes under
         Section 501(a) of the Code as of the financial statement date.

4.       VOLUNTARY WITHDRAWAL

         Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

5.       TERMINATION OF EMPLOYMENT

         A  participant's   vested  account  is  distributable  at  the  time  a
         participant separates from service with the Company, suffers a total and permanent disability or dies.

         When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $3,500 or less. If the asset value is more than $3,500, the participant has the option of receiving the account upon separation or deferring receipt until age
         65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

6.       AMENDMENT OR TERMINATION OF THE PLAN

         Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and the Code. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

7.       INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS

         The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1997 is as follows:

                                                                     1997
                                                                   --------

         Navistar Pooled Stock Master Trust Fund                   $142,410

         American Express Trust Collective Income Fund II           219,663

         American Express Trust Equity Index Fund                   241,973

         IDS New Dimensions Fund (Y)                                368,141

         Templeton Foreign Fund                                     131,028

         Frank Russell Aggressive Balanced Fund                     229,480

8.       TRANSACTIONS IN EMPLOYER SECURITIES

         The Common Stock of Navistar was purchased, distributed and sold by the Trustee during the Plan year ended December 31, as follows:

                                                                                  Net
                                                                 Sold           Gain on
              Plan Year      Purchased        Distributed      (at cost)        Disposal
              ---------      ---------        -----------      ---------        --------
                 1997        $144,867         $        -       $   22,417       $   5,276
                 ====        =========        ==========       ==========       =========

 9.        BY FUND INFORMATION

           Investment income, participant pre-tax contributions, benefits paid to participants and transfers from other qualified plans, by separate investment fund, is as follows for the year ended December 31, 1997.

                                                                       1997
                                                                     ---------
           Net realized/unrealized
            appreciation (depreciation)
            in fair value of investments:
              Navistar Pooled Stock Master Trust Fund                $  25,236
              American Express Trust Collective Income Fund II           1,617
              American Express Trust Equity Index Fund                  23,334
              IDS Selective Fund (Y)                                       114
              IDS New Dimensions Fund (Y)                                  481
              Templeton Foreign Fund                                   (15,937)
              Frank Russell Aggressive Balanced Fund                    31,278
                                                                     ---------
           Total                                                     $  66,123
                                                                     =========

           Interest and dividend income:
              Navistar Pooled Stock Master Trust Fund                $    (514)
              American Express Trust Collective Income Fund II               1
              American Express Trust Equity Index Fund                     172
              IDS Selective Fund (Y)                                     2,287
              IDS New Dimensions Fund (Y)                               27,941
              Templeton Foreign Fund                                    12,980
              Frank Russell Aggressive Balanced Fund                       311
                                                                     ---------
           Total                                                     $  43,178
                                                                     =========

           Participant pre-tax contributions:
              Navistar Pooled Stock Master Trust Fund                $   6,342
              American Express Trust Collective Income Fund II          12,031
              American Express Trust Equity Index Fund                  52,679
              IDS Selective Fund (Y)                                    12,355
              IDS New Dimensions Fund (Y)                               67,573
              Templeton Foreign Fund                                    33,596
              Frank Russell Aggressive Balanced Fund                         -
                                                                     ---------
           Total                                                     $ 184,576
                                                                     =========

           Benefits paid to participants:
              Navistar Pooled Stock Master Trust Fund                $       -
              American Express Trust Collective Income Fund II               -
              American Express Trust Equity Index Fund                   1,842
              IDS Selective Fund (Y)                                         -
              IDS New Dimensions Fund (Y)                                  899
              Templeton Foreign Fund                                         -
              Frank Russell Aggressive Balanced Fund                         -
              Participant loans                                              -
                                                                     ---------
           Total                                                     $   2,741
                                                                     =========

                                                                       1997
                                                                     ---------

         Transfers from other qualified plans - net:
              Navistar Pooled Stock Master Trust Fund                $  83,730
              American Express Trust Collective Income Fund II           5,748
              American Express Trust Equity Index Fund                  65,765
              IDS Selective Fund (Y)                                    21,802
              IDS New Dimensions Fund (Y)                               75,548
              Templeton Foreign Fund                                    36,979
              Frank Russell Aggressive Balanced Fund                         -
              Participant loans                                          4,377
                                                                     ---------
           Total                                                     $ 293,949
                                                                     =========

10.      SUBSEQUENT EVENTS

         Based on closing market prices on May 22, 1998, the market values of the Plan's investments held at December 31, 1997 have increased from the market value amounts shown in the Statement of Net Assets Available For Benefits, as follows:

               Navistar Pooled Stock Master Trust Fund               $  48,307

               American Express Trust Collective Income  Fund II         5,138

               American Express Trust Equity Index Fund                 32,160

               IDS Selective Fund (Y)                                      121

               IDS New Dimensions Fund (Y)                              46,623

               Templeton Foreign Fund                                   13,037

               Frank Russell Aggressive Balanced Fund                   29,287
                                                                      --------

               Net increase in market value                           $174,673
                                                                      ========

                                                                                                                          SCHEDULE I
NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a), DECEMBER 31, 1997
-------------------------------------------------------------------------------
                                                           DESCRIPTION OF INVESTMENT,
                                                           INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,                        RATE OF INTEREST, COLLATERAL,
(1)    LESSOR OR SIMILAR PARTY                             PAR OR MATURITY VALUE                            COST       MARKET VALUE
---    --------------------------------                    ---------------------------------------      -----------    ------------

 *     Navistar Pooled Stock Master Trust Fund             21,643 units of participation                $   122,450    $   142,410

       American Express Trust Collective Income Fund II    12,411 shares of beneficial
                                                              interest, collective investment fund          214,271         219,663

       American Express Trust Equity Index Fund            8,879 shares of beneficial
                                                              interest, collective investment fund          219,017         241,973

       IDS Selective Fund (Y)                              7,537 shares of beneficial
                                                              interest, mutual fund                          69,103          69,193

       IDS New Dimensions Fund (Y)                         15,428 shares of beneficial
                                                              interest, mutual fund                         370,122         368,141

       Templeton Foreign Fund                              13,169 shares of beneficial
                                                              interest, specialty growth mutual fund        147,440         131,028

       Frank Russell Aggressive Balanced Fund              18,101 shares of beneficial interest,
                                                              specialty aggressive growth fund              198,372         229,480

       Participant Loans                                   Interest rates ranging from 8.09% - 9.50%,
                                                             (maturing 2000 through 2007)                    56,219          56,219
                                                                                                       ------------     -----------

       TOTAL INVESTMENTS                                                                               $  1,396,994     $ 1,458,107
                                                                                                       ============     ===========

(1)  An asterisk indicates a party-in-interest.
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     SCHEDULE II
                                                                     -----------


NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------



See attached trustee statements for detailed lists of reportable transactions.

Note: The attached lists of reportable transactions, provided by American Express Trust, were determined by comparing the current value of the transactions, or series of transactions, on the transaction date(s), with five percent of the current value of the Trust assets at the beginning of the Plan year; and, as such, may include transactions which represent 5 percent of the assets of the Trust, but may not represent transactions which represent 5 percent of Plan assets.

--------------------------------------------------------------------------------

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
BEGINNING MARKET VALUE                                                           0
COMPARATIVE VALUE (5%)                                                           0
---------------------                                                            -


              CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE


ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        2/4/97   B                       4                      21.846           0               98- *           98
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        3/3/97   B                      29                      21.403           0              626- *          626
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        3/6/97   B                   1,635                      21.423           0           35,022- *       35,022
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        3/7/97   B                   1,620                      21.754           0           35,243- *       35,243
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        3/17/97  B                      28                      21.411           0              603- *          603
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        3/31/97  B                      49                      20.854           0            1,027- *        1,027
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        4/3/97   B                      76                      20.489           0            1,553- *        1,553
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        4/15/97  S                      18                      20.182           0              370  *          395      -25
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        4/16/97  B                      68                      20.366           0            1,386- *        1,386
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        4/17/97  B                      49                      20.483           0              996- *          996
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        5/1/97   B                      74                      21.503           0            1,595- *        1,595
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        5/6/97   B                      52                      22.241           0            1,155- *        1,155
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        5/13/97  B                      82                      22.502           0            1,852- *        1,852
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        5/16/97  B                      67                      22.679           0            1,521- *        1,521
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        5/27/97  B                   2,045                      22.762           0           46,549- *       46,549
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        6/5/97   B                      98                      22.548           0            2,203- *        2,203

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        6/10/97  B                      54                      23.084           0            1,235- *        1,235
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        6/17/97  B                      79                      23.769           0            1,887- *        1,887
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        7/2/97   B                     126                      23.699           0            2,976- *        2,976
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        7/16/97  B                      93                      25.193           0            2,346- *        2,346
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        7/17/97  B                     105                      25.592           0            2,682- *        2,682
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        7/29/97  B                      19                      25.276           0              484- *          484
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        7/30/97  B                      61                      25.457           0            1,561- *        1,561
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/4/97   B                     235                       25.56           0            6,015- *        6,015
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/7/97   B                     966                      25.871           0           25,000- *       25,000
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/11/97  B                     148                      25.662           0            3,796- *        3,796
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/12/97  S                     465                      25.194           0           11,723  *       10,618      1,105
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/13/97  B                   2,572                      24.857           0           63,931- *       63,931
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/19/97  B                      75                      24.501           0            1,841- *        1,841
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/21/97  B                     540                      25.271           0           13,637- *       13,637
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/27/97  B                       7                      24.603           0              178- *          178
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        8/28/97  B                     435                      24.608           0           10,693- *       10,693
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/4/97   B                     160                      25.033           0            4,013- *        4,013
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/5/97   B                       3                      25.119           0               77- *           77
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/9/97   B                      26                       25.14           0              648- *          648
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/9/97   S                       3                      25.098           0               67  *           63          4
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/19/97  B                     155                      25.448           0            3,941- *        3,941
ISSUE : 449444306  -      IDS NEW  DIMENSIONS FUND Y
        9/26/97  B                      30                      25.285           0              770- *          770

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        9/29/97  B                      32                      25.456           0              825- *          825
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        10/1/97  B                     192                      25.419           0            4,891- *        4,891
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        10/2/97  S                       2                       25.57           0               61  *           57          5
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        10/9/97  B                   1,250                      26.198           0           32,741- *       32,741
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        10/10/97 B                       1                      26.198           0               23- *           23
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        10/16/97 B                     137                       26.06           0            3,565- *        3,565
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/3/97  B                     236                      24.617           0            5,810- *        5,810
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/5/97  S                     818                      25.332           0           20,722  *       19,536      1,186
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/6/97  B                       4                      25.533           0              112- *          112
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/10/97 S                       8                      25.023           0              207  *          197          9
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/13/97 B                     633                      24.255           0           15,351- *       15,351
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/17/97 B                     182                      24.884           0            4,531- *        4,531
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/19/97 B                       8                      25.087           0              194- *          194
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        11/25/97 B                       5                      25.264           0              122- *          122
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/1/97  B                     283                       25.57           0            7,242- *        7,242
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/2/97  B                     215                      26.163           0            5,620- *        5,620
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/3/97  S                      39                      26.044           0            1,009  *          929         80
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/10/97 S                      26                      26.155           0              693  *          635         57
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/15/97 B                     374                      25.303           0            9,456- *        9,456
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/17/97 S                      11                      25.695           0              295  *          276         19
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/22/97 B                     187                      25.398           0            4,750- *        4,750
ISSUE : 449444306  -      IDS NEW DIMENSIONS FUND Y
        12/23/97 B                      69                      25.286           0            1,752- *        1,752

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 449444306         IDS NEW DIMENSIONS FUND Y
        12/29/97 S                      32                      24.719           0              801  *          779         22
ISSUE : 449444306         IDS NEW DIMENSIONS FUND Y
        12/30/97 B                   1,178                      23.336           0           27,479- *       27,479
ISSUE : 449478304         IDS SELECTIVE FUND Y
        2/4/97  B                        2                       9.098           0               22- *           22
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        2/27/97  B                       0                       9.091           0                0- *            0
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/3/97   B                      14                        9.05           0              125- *          125
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/6/97   B                   1,555                       9.024           0           14,031- *       14,031
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/7/97   B                     420                       9.025           0            3,788- *        3,788
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/17/97  B                       7                       8.978           0               65- *           65
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/31/97  B                       8                       8.942           0               74- *           74
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        3/31/97  B                       6                       8.894           0               57- *           57
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        4/17/97  B                       7                       8.892           0               63- *           63
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        4/29/97  B                      12                       8.888           0              109- *          109
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        5/1/97   B                      13                       8.967           0              118- *          118
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        5/13/97  B                     103                       9.007           0              926- *          926
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        5/16/97  B                      10                       9.003           0               88- *           88
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        5/29/97  B                      11                       8.947           0              100- *          100
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        6/5/97   B                      36                       9.018           0              320- *          320
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        6/10/97  B                      14                       9.042           0              124- *          124
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        6/17/97  B                      19                       9.104           0              177- *          177
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        6/27/97  B                      12                       9.069           0              109- *          109
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/2/97   B                      60                       9.086           0              542- *          542
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/16/97  B                      22                       9.173           0              201- *          201

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/17/97  B                     194                       9.204            0           1,788- *        1,788
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/28/97  B                      12                       9.215            0             115- *          115
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/29/97  B                     367                        9.23            0           3,387- *        3,387
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        7/30/97  B                      51                       9.253            0             471- *          471
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/4/97   B                      25                       9.218            0             229- *          229
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/11/97  B                     436                        9.18            0           4,005- *        4,005
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/19/97  B                      30                       9.177            0             276- *          276
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/27/97  B                       0                       9.096            0               2- *            2
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/27/97  S                      39                       9.097            0             356  *          356          1
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/28/97  B                      18                       9.101            0             165- *          165
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        8/28/97  B                     492                       9.101            0           4,479- *        4,479
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/4/97   B                     107                        9.13            0             977- *          977
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/9/97   B                       0                       9.091            0               0- *            0
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/9/97   S                       2                       9.106            0              22  *           22          0
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/19/97  B                      50                       9.229            0             459- *          459
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/26/97  B                      19                       9.218            0             179- *          179
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/26/97  B                      14                       9.218            0             128- *          128
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        9/29/97  B                      89                       9.236            0             825- *          825
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/1/97  B                     141                       9.219            0           1,304- *        1,304
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/9/97  B                   1,668                       9.241            0          15,410- *       15,410
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/14/97 B                       0                       9.208            0               0- *            0
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/14/97 S                      19                       9.209            0             177  *          175          1

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/16/97 B                    48                         9.229            0             447- *          447
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        10/29/97 B                    29                         9.224            0             267- *          267
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/3/97  B                   159                         9.267            0           1,472- *        1,472
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/6/97  B                    48                         9.223            0             447- *          447
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/13/97 B                    93                         9.245            0             861- *          861
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/17/97 B                    68                         9.254            0             629- *          629
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/19/97 B                     5                         9.264            0              43- *           43
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/25/97 B                    11                         9.256            0              98- *           98
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        11/26/97 B                    29                         9.267            0             273- *          273
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/1/97  B                   174                         9.271            0           1,609- *        1,609
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/3/97  B                     0                         9.272            0               1- *            1
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/3/97  S                   106                         9.273            0             984  *          971         13
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/15/97 B                   860                         9.297            0           7,998- *        7,998
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/17/97 B                    28                         9.279            0             258- *          258
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/22/97 B                    70                         9.284            0             653- *          653
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/23/97 B                    30                         9.277            0             280- *          280
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/29/97 B                    97                         9.176            0             893- *          893
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/29/97 S                    90                         9.253            0             835  *          827          8
ISSUE : 449478304  -      IDS SELECTIVE FUND Y
        12/31/97 S                     1                         9.168            0              11  *           11          0
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        2/4/97   B                     3                        10.497            0              33- *           33
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        3/3/97   B                    25                         10.61            0             267- *          267
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        3/6/97   B                   130                         10.64            0           1,380- *        1,380

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        3/7/97   B                   2,834                       10.71            0          30,352- *       30,352
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        3/17/97  B                      21                       10.69            0             229- *          229
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        3/31/97  B                      40                       10.74            0             431- *          431
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        4/3/97   B                     354                       10.54            0           3,730- *        3,730
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        4/15/97  B                      35                       10.53            0             370- *          370
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        4/17/97  B                      64                       10.62            0             676- *          676
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        5/1/97   B                      75                       10.78            0             813- *          813
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        5/13/97  B                      84                       11.09            0             926- *          926
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        5/16/97  B                     100                       11.14            0           1,112- *        1,112
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        6/5/97   B                     103                       11.22            0           1,151- *        1,151
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        6/10/97  B                      44                       11.32            0             494- *          494
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        6/17/97  B                     109                       11.39            0           1,237- *        1,237
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        7/2/97   B                     111                       11.59            0           1,283- *        1,283
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        7/16/97  B                     157                       11.67            0           1,831- *        1,831
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        7/30/97  B                      40                       11.76            0             466- *          466
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/4/97   B                      73                       11.75            0             854- *          854
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/7/97   B                   2,124                       11.77            0          25,000- *       25,000
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/11/97  B                     148                       10.82            0           1,602- *        1,602
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/12/97  S                   1,023                       11.76            0          12,027  *       11,380         647
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/19/97  B                      85                       11.61            0             986- *          986
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/21/97  B                     717                       11.69            0           8,378- *        8,378
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/27/97  B                      15                      11.659            0             178- *          178

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        8/28/97  B                     846                       11.62            0           9,825- *        9,825
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/4/97   B                     131                       11.57            0           1,512- *        1,512
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/5/97   B                       7                      11.559            0              77- *           77
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/9/97   B                      52                       11.65            0             604- *          604
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/19/97  B                     178                       11.81            0           2,107- *        2,107
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/26/97  B                      43                       11.95            0             514- *          514
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        9/29/97  B                      69                          12            0             825- *          825
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/1/97  B                     191                       12.04            0           2,305- *        2,305
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/2/97  S                       3                       12.11            0              35  *           33           2
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/9/97  B                   1,996                       12.12            0          24,192- *       24,192
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/16/97 B                     135                       12.09            0           1,636- *        1,636
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/21/97 B                     224                       11.04            0           2,477- *        2,477
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        10/22/97 B                     618                       11.04            0           6,825- *        6,825
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        11/3/97  B                     283                       10.29            0           2,917- *        2,917
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        11/13/97 B                     312                       10.09            0           3,147- *        3,147
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        11/17/97 B                     196                       10.11            0           1,983- *        1,983
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        11/18/97 S                      30                       10.24            0             305  *          338         -33
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        11/25/97 B                      14                       10.23            0             147- *          147
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/1/97  B                     403                       10.18            0           4,104- *        4,104
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/2/97  B                     366                       10.25            0           3,749- *        3,749
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/15/97 B                     194                       10.03            0           1,944- *        1,944
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/16/97 B                     318                        9.79            0           3,110- *        3,110

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                      PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                      -----        --------       ---------    ----------   ---------
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/16/97 S                    24                          9.79            0             234  *          268         -34
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/17/97 B                    30                          9.84            0             295- *          295
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/22/97 B                   229                          9.78            0           2,242- *        2,242
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/29/97 S                    76                           9.8            0             746  *          852        -106
ISSUE : 880196209         TEMPLETON FOREIGN FUND
        12/31/97 S                     0                         9.944            0               2  *            3           0
ISSUE : 990008419         INCOME FUND II
        3/3/97   B                     4                        16.558            0              58- *           58
ISSUE : 990008419         INCOME FUND II
        3/6/97   B                    78                        16.573            0           1,285- *        1,285
ISSUE : 990008419         INCOME FUND II
        3/7/97   B                    33                        16.576            0             554- *          554
ISSUE : 990008419         INCOME FUND II
        3/17/97  B                     2                        16.596            0              29- *           29
ISSUE : 990008419         INCOME FUND II
        3/31/97  B                     0                        16.605            0               5- *            5
ISSUE : 990008419         INCOME FUND II
        4/17/97  B                     8                        16.687            0             142- *          142
ISSUE : 990008419         INCOME FUND II
        5/1/97   B                    10                        16.724            0             164- *          164
ISSUE : 990008419         INCOME FUND II
        5/16/97  B                    10                        16.763            0             159- *          159
ISSUE : 990008419         INCOME FUND II
        6/5/97   B                    10                        16.817            0             168- *          168
ISSUE : 990008419         INCOME FUND II
        6/17/97  B                    22                        16.849            0             363- *          363
ISSUE : 990008419         INCOME FUND II
        7/2/97   B                    43                        16.888            0             721- *          721
ISSUE : 990008419         INCOME FUND II
        7/16/97  B                    17                        16.926            0             295- *          295
ISSUE : 990008419         INCOME FUND II
        7/17/97  B                   106                        16.929            0           1,788- *        1,788
ISSUE : 990008419         INCOME FUND II
        7/29/97  B                   143                        16.963            0           2,419- *        2,419
ISSUE : 990008419         INCOME FUND II
        7/30/97  B                    41                        16.965            0             696- *          696
ISSUE : 990008419         INCOME FUND II
        8/4/97  B                      8                        16.972            0             129- *          129
ISSUE : 990008419         INCOME FUND II
        8/11/97  B                   231                        16.992            0           3,932- *        3,932

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE       PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                     PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                     -----        --------       ---------    ----------   ---------
ISSUE : 990008419              INCOME FUND II
        8/13/97  B                    1,645                    17.004            0          27,970- *       27,970
ISSUE : 990008419              INCOME FUND II
        8/19/97  B                        6                    17.019            0              96- *           96
ISSUE : 990008419              INCOME FUND II
        9/4/97   B                       50                    17.064            0             845- *          845
ISSUE : 990008419              INCOME FUND II
        9/9/97   S                        1                     17.07            0              22  *           22         0
ISSUE : 990008419              INCOME FUND II
        9/19/97  B                       53                    17.105            0             901- *          901
ISSUE : 990008419              INCOME FUND II
        9/26/97  B                       30                    17.124            0             514- *          514
ISSUE : 990008419              INCOME FUND II
        10/1/97  B                       74                    17.139            0           1,272- *        1,272
ISSUE : 990008419              INCOME FUND II
        10/9/97  S                       49                     17.16            0             836  *          827         9
ISSUE : 990008419              INCOME FUND II
        10/16/97 B                       22                     17.18            0             372- *          372
ISSUE : 990008419              INCOME FUND II
        11/3/97  B                       72                    17.224            0           1,238- *        1,238
ISSUE : 990008419              INCOME FUND II
        11/6/97  B                       19                    17.238            0             335- *          335
ISSUE : 990008419              INCOME FUND II
        11/13/97 B                       28                    17.257            0             476- *          476
ISSUE : 990008419              INCOME FUND II
        11/17/97 B                       28                    17.263            0             477- *          477
ISSUE : 990008419              INCOME FUND II
        12/1/97  B                       96                    17.302            0           1,661- *        1,661
ISSUE : 990008419              INCOME FUND II
        12/15/97 B                    9,339                    17.341            0         161,946- *      161,946
ISSUE : 990008419              INCOME FUND II
        12/17/97 B                      214                    17.352            0           3,713- *        3,713
ISSUE : 990008419              INCOME FUND II
        12/22/97 B                       23                     17.36            0             398- *          398
ISSUE : 990008476              EQUITY INDEX I
        2/4/97   B                        3                    21.783            0              65- *           65
ISSUE : 990008476              EQUITY INDEX I
        3/3/97   B                       18                    21.926            0             395- *          395
ISSUE : 990008476              EQUITY INDEX I
        3/6/97   B                    1,223                    22.242            0          27,212- *       27,212
ISSUE : 990008476              EQUITY INDEX I
        3/7/97   B                    1,576                    22.159            0          34,917- *       34,917
ISSUE : 990008476              EQUITY INDEX I
        3/17/97  B                       21                    22.016            0             472- *          472

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE       PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                     PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                     -----        --------       ---------    ----------   ---------
ISSUE : 990008476              EQUITY INDEX I
        3/31/97  B                     30                      21.489            0             649- *          649
ISSUE : 990008476              EQUITY INDEX I
        4/17/97  B                     44                      21.222            0             925- *          925
ISSUE : 990008476              EQUITY INDEX I
        5/1/97  B                      39                      22.269            0             879- *          879
ISSUE : 990008476              EQUITY INDEX I
        5/6/97  B                      50                      23.076            0           1,155- *        1,155
ISSUE : 990008476              EQUITY INDEX I
        5/13/97  B                     40                      23.296            0             926- *          926
ISSUE : 990008476              EQUITY INDEX I
        5/16/97  B                     65                      23.422            0           1,533- *        1,533
ISSUE : 990008476              EQUITY INDEX I
        5/27/97  B                    494                      23.566            0          11,637- *       11,637
ISSUE : 990008476              EQUITY INDEX I
        6/5/97  B                      72                      23.401            0           1,678- *        1,678
ISSUE : 990008476              EQUITY INDEX I
        6/10/97  B                     26                      24.037            0             618- *          618
ISSUE : 990008476              EQUITY INDEX I
        6/17/97  B                     72                      24.905            0           1,801- *        1,801
ISSUE : 990008476              EQUITY INDEX I
        7/2/97  B                      84                      24.836            0           2,084- *        2,084
ISSUE : 990008476              EQUITY INDEX I
        7/16/97  B                     97                      25.811            0           2,501- *        2,501
ISSUE : 990008476              EQUITY INDEX I
        7/17/97  B                    103                      26.118            0           2,682- *        2,682
ISSUE : 990008476              EQUITY INDEX I
        7/29/97  B                    130                      26.115            0           3,387- *        3,387
ISSUE : 990008476              EQUITY INDEX I
        7/30/97  B                     39                      26.274            0           1,013- *        1,013
ISSUE : 990008476              EQUITY INDEX I
        8/4/97   B                    157                      26.419            0           4,142- *        4,142
ISSUE : 990008476              EQUITY INDEX I
        8/11/97  B                    149                      26.045            0           3,876- *        3,876
ISSUE : 990008476              EQUITY INDEX I
        8/19/97  B                     60                      25.477            0           1,517- *        1,517
ISSUE : 990008476              EQUITY INDEX I
        8/21/97  B                    413                      26.229            0          10,843- *       10,843
ISSUE : 990008476              EQUITY INDEX I
        8/28/97  B                    946                      25.516            0          24,129- *       24,129
ISSUE : 990008476              EQUITY INDEX I
        9/4/97   B                    101                      25.924            0           2,616- *        2,616
ISSUE : 990008476              EQUITY INDEX I
        9/9/97   B                     31                       26.02            0             797- *          797

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                            SHARES/                       UNIT         EXPENSE       PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                       PAR VALUE                     PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                       ---------                     -----        --------       ---------    ----------   ---------
ISSUE : 990008476              EQUITY INDEX I
        9/19/97  B                    150                       26.49            0           3,960- *        3,960
ISSUE : 990008476              EQUITY INDEX I
        9/26/97  B                     24                      26.222            0             642- *          642
ISSUE : 990008476              EQUITY INDEX I
        9/29/97  B                     31                      26.432            0             825- *          825
ISSUE : 990008476              EQUITY INDEX I
        10/1/97  B                    118                      26.49             0           3,115- *        3,115
ISSUE : 990008476              EQUITY INDEX I
        10/2/97  S                      2                      26.715            0              61  *           55           6
ISSUE : 990008476              EQUITY INDEX I
        10/9/97  B                    338                      27.249            0           9,203- *        9,203
ISSUE : 990008476              EQUITY INDEX I
       10/13/97  B                      7                      27.062            0             177- *          177
ISSUE : 990008476              EQUITY INDEX I
       10/16/97  B                    108                      27.028            0           2,909- *        2,909
ISSUE : 990008476              EQUITY INDEX I
        11/3/97  B                    154                      25.617            0           3,944- *        3,944
ISSUE : 990008476              EQUITY INDEX I
        11/5/97  B                    786                      26.349            0          20,722- *       20,722
ISSUE : 990008476              EQUITY INDEX I
        11/6/97  B                      8                      26.411            0             224- *          224
ISSUE : 990008476              EQUITY INDEX I
        11/10/97 S                      8                      25.993            0             207  *          194          13
ISSUE : 990008476              EQUITY INDEX I
        11/13/97 B                    133                      25.404            0           3,373- *        3,373
ISSUE : 990008476              EQUITY INDEX I
        11/17/97 B                    156                      26.029            0           4,061- *        4,061
ISSUE : 990008476              EQUITY INDEX I
        11/18/97 B                     11                      26.531            0             305- *          305
ISSUE : 990008476              EQUITY INDEX I
        11/19/97 B                      6                      26.312            0             151- *          151
ISSUE : 990008476              EQUITY INDEX I
        11/25/97 B                      3                       26.55            0              73- *           73
ISSUE : 990008476              EQUITY INDEX I
        12/1/97  B                    176                      26.807            0           4,713- *        4,713
ISSUE : 990008476              EQUITY INDEX I
        12/2/97  B                    128                      27.349            0           3,489- *        3,489
ISSUE : 990008476              EQUITY INDEX I
        12/3/97  S                     50                      27.264            0           1,353  *        1,217        136
ISSUE : 990008476              EQUITY INDEX I
        12/10/97 S                     60                      27.377            0           1,636  *        1,465        171
ISSUE : 990008476              EQUITY INDEX I
        12/15/97 B                    353                      26.757            0           9,456- *        9,456

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                                 SHARES/                  UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                            PAR VALUE                 PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                            ---------                 -----        --------       ---------    ----------   ---------
ISSUE : 990008476     EQUITY INDEX I
        12/16/97 B                               9              27.035            0             234- *          234
ISSUE : 990008476     EQUITY INDEX I
        12/17/97 B                               8              27.165            0             213- *          213
ISSUE : 990008476     EQUITY INDEX I
        12/22/97 B                             152              26.573            0           4,026- *        4,026
ISSUE : 990008476     EQUITY INDEX I
        12/23/97 B                              92              26.768            0           2,452- *        2,452
ISSUE : 990008476     EQUITY INDEX I
        12/29/97 S                              31              26.285            0             820  *          770          51
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        7/16/97  B                               7               5.421            0              41- *           41
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        7/30/97  B                           8,965               5.566            0          49,897- *       49,897
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        8/4/97   B                               8               5.456            0              44- *           44
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        8/11/97  B                          14,689               5.621            0          82,569- *       82,569
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        8/19/97  B                              13               5.897            0              78- *           78
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        9/4/97   B                              35               6.697            0             237- *          237
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        9/8/97   S                           3,999                6.92            0          27,676  *       22,404       5,272
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        9/19/97  B                              13               7.452            0             100- *          100
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        10/1/97  B                             134               7.352            0             982- *          982
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        10/2/97  S                               2               7.514            0              18  *           13           4
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        10/16/97 B                              67               7.352            0             492- *          492
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        11/3/97  B                             209               6.174            0           1,288- *        1,288
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        11/13/97 B                             227               5.478            0           1,245- *        1,245
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        11/17/97 B                             124               5.636            0             701- *          701
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        11/19/97 B                               7               5.859            0              43- *           43
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        11/25/97 B                               9               5.617            0              49- *           49
ISSUE : 990008773     NAVISTAR INTL STOCK POOLED ACCT
        12/1/97  B                             316                5.86            0           1,851- *        1,851

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                                 SHARES/                  UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                            PAR VALUE                 PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                            ---------                 -----        --------       ---------    ----------   ---------
ISSUE : 990008773    NAVISTAR INTL STOCK POOLED ACCT
        12/3/97  B                         517                   6.474            0           3,346- *        3,346
ISSUE : 990008773    NAVISTAR INTL STOCK POOLED ACCT
        12/17/97 B                         119                   6.257            0             743- *          743
ISSUE : 990008773    NAVISTAR INTL STOCK POOLED ACCT
        12/22/97 B                         119                   6.209            0             741- *          741
ISSUE : 990008773    NAVISTAR INTL STOCK POOLED ACCT
        12/23/97 B                          65                   6.427            0             420- *          420
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        2/3/97   B                      15,038                  10.709            0         161,046- *      161,046
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        3/3/97   B                         290                  10.717            0           3,108- *        3,108
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        3/17/97  B                         182                   10.76            0           1,953- *        1,953
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        3/31/97  B                         159                   10.57            0           1,684- *        1,684
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        6/5/97   B                          13                  11.421            0             149- *          149
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        7/2/97   B                         860                  11.955            0          10,276- *       10,276
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        7/3/97   S                          43                  12.062            0             515  *          460         55
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        7/29/97  B                         184                  12.461            0           2,291- *        2,291
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        10/1/97  B                       1,458                  12.852            0          18,744- *       18,744
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        10/10/97 S                          34                  13.056            0             440  *          369         71
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        12/1/97  B                          18                  12.514            0             227- *          227
ISSUE : 994690AA3    FRANK RUSSEL   AGGRESSIVE BALANCED FD
        12/4/97  S                          25                  12.709            0             321  *          277         44
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        5/1/97   S                          62                       1            0              62  *           62          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        6/5/97   S                          62                       1            0              62  *           62          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        7/2/97   S                          63                       1            0              63  *           63          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        8/4/97   S                          63                       1            0              63  *           63          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        8/12/97  B                      23,750                       1            0          23,750- *       23,750
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        9/4/97   S                          64                       1            0              64  *           64          0

                         SCHEDULE G INFORMATION - PART V
                             REPORTABLE TRANSACTIONS
                         NAVISTAR RETIREMENT ACCUM. PLAN
                    FROM 1/1/97 TO 12/31/97 ACCOUNT DMO184900

   DATE                                 SHARES/                  UNIT         EXPENSE        PRINCIPAL       COST      REALIZED
BOUGHT/SOLD                            PAR VALUE                 PRICE        INCURRED         CASH       ADJUSTMENT   GAIN/LOSS
-----------                            ---------                 -----        --------       ---------    ----------   ---------
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
         9/5/97  S                         60                      1              0              60  *           60          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
         9/8/97  B                     27,676                      1              0          27,676- *       27,676
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        9/19/97  S                         60                      1              0              60  *           60          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        10/1/97  S                        305                      1              0             305  *          305          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
       10/16/97  S                        242                      1              0             242  *          242          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        11/3/97  S                        307                      1              0             307  *          307          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
       11/17/97  S                        243                      1              0             243  *          243          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        12/1/97  S                        309                      1              0             309  *          309          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        12/17/97 B                       2,500                     1              0           2,500- *        2,500
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        12/22/97 S                          31                     1              0              31  *           31          0
ISSUE : 995900420    PARTICIPANT    PROMISSORY NOTE
        12/22/97 S                         215                     1              0             215  *          215          0

                GRAND TOTAL                                                       0       1,559,168       1,550,375      8,793

                                             Schedule of Reportable Transactions

                                                                                 Number     Number
                                                  Description                     of         of                     Net
(1)    Identity of Issue                            of Asset                    Purchases   Sales    Purchases     Sales     Gain
       -----------------                          ------------                  ---------   ------   ---------    -------   ------
      Series of Transactions
        With Same Broker Exceeding 5% Of Value:

 *    Navistar Pooled Stock Master Trust Fund     Company Stock                     19                $144,867

 *    Navistar Pooled Stock Master Trust Fund     Company Stock                                2                  $27,694   $5,276


      Series of Transactions In Same Security
        Exceeding 5% Of Value:

      IDS New Dimensions Fund (Y)                 Mutual Fund                       52                $403,604

      IDS New Dimensions Fund (Y)                 Mutual Fund                                 10                  $35,948   $2,462

      IDS Selective Fund (Y)                      Mutual Fund                       55                  71,467

      IDS Selective Fund (Y)                      Mutual Fund                                  6                    2,385       23

      Templeton Foreign Fund                      Specialty Growth Mutual Fund      46                 160,316

      Templeton Foreign Fund                      Specialty Growth Mutual Fund                 6                   13,349      476

      American Express Trust
        Collective Income Fund II                 Collective Investment Fund        32                 215,121

      American Express Trust
        Collective Income Fund II                 Collective Investment Fund                   2                      858        9

      American Express Trust Equity Index Fund    Collective Investment Fund        49                 222,716

      American Express Trust Equity Index Fund    Collective Investment Fund                   5                    4,077      377

  *   Navistar Pooled Stock Master Trust Fund     Company Stock                     19                 144,867

  *   Navistar Pooled Stock Master Trust Fund     Company Stock                                2                   27,694    5,276

      Frank Russell Aggressive Balanced Fund      Specialty Aggressive               9                 199,478
                                                    Growth Fund

      Frank Russell Aggressive Balanced Fund      Specialty Aggressive
                                                    Growth Fund                                4                    1,276      170

 (1)  An asterisk indicates a party-in-interest